[Carmike Cinemas, Inc. Letterhead]

Carmike Cinemas, Inc. has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83.
September 27, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Beverly A. Singleton Staff Accountant

Re:	Carmike Cinemas, Inc. Item 4.01 Form 8-K Filed August 31, 2006 File No. 0-14993
Dear Ms. Singleton:
     We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated September 5, 2006 (the “Staff’s Letter”), concerning the Carmike Cinemas, Inc. (the “Company”) Form 8-K filed August 31, 2006 (File No. 0-14993) (“Form 8-K”).
     For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.
Form 8-K
Item 4.01 Changes in Registrant’s Certifying Accountants
Comment 1: We note the disclosure of a reportable event whereby you disclose and identify four material weaknesses in internal controls over financial reporting. Please provide us with a copy of any letters or written communication to and from PricewaterhouseCoopers, LLP, to management, the Board of Directors or the audit committee regarding the significant deficiencies in internal controls.

Securities and Exchange Commission
Division of Corporation Finance
September 27, 2006

Response 1: We have attached to this letter as Exhibit I, and are submitting supplementally to the Staff, copies of presentations (or excerpts thereof) to the Company’s Audit Committee and Board of Directors from PricewaterhouseCoopers LLP and members of management related to internal control over financial reporting (including significant deficiencies) for the year ended December 31, 2005. We do not believe there were other written communications to or from PricewaterhouseCoopers LLP regarding internal control over financial reporting (or significant deficiencies) for the year ended December 31, 2005, other than the report on our internal control over financial reporting from PricewaterhouseCoopers LLP included in our Annual Report on Form 10-K for the year ended December 31, 2005, which we have also attached to this letter as Exhibit II.
Comment 2: For each of the material weaknesses disclosed, tell us in detail how you accounted for the item in your financial statements included in the December 31, 2005 Annual Report on Form 10-K, and the March 31, 2006 and June 30, 2006 Quarterly Reports on Form 10-Q, as appropriate. Provide us with amounts involved in each transaction, if any, including the impact to assets, liabilities and pre-tax income (loss) for the affected periods. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each of these material weaknesses.
Response 2: The following describes each material weakness in internal control over financial reporting disclosed in Item 9A to our Annual Report on Form 10-K for the year ended December 31, 2005:
1.	We did not maintain a sufficient complement of personnel with appropriate skills, training and Company-specific experience in the selection, application and implementation of generally accepted accounting principles commensurate with our financial reporting requirements. This control deficiency contributed to the material weaknesses described below. Additionally, this control deficiency could result in a misstatement of accounts and disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness and contributed to the following material weaknesses.

The above-noted material weakness did not have a direct impact on assets, liabilities or pre-tax income in so far as no transactions were directly impacted by the above-noted material weakness. However, please see the discussion below as this material weakness contributed to our other material weaknesses. In order to remediate this material weakness, we have or will take the following steps:

Securities and Exchange Commission
Division of Corporation Finance
September 27, 2006

•	We have hired new personnel in the accounting and finance areas, including a new Chief Financial Officer and a new Assistant Controller;

•	We engaged an outside consulting firm, other than our independent registered public accounting firm, to assist management in its analysis and preparation of our financial statements; and

•	We will require continuing education during 2006 for our accounting and finance staff to ensure compliance with current and emerging financial reporting and compliance practices.
2.	We did not maintain effective control over the recording and processing of journal entries in our financial reporting process. Specifically, effective controls were not designed and in place to ensure the completeness and accuracy of supporting schedules and underlying data for routine journal entries and journal entries recorded as part of our period-end closing and consolidation process related to all significant accounts and disclosures. This control deficiency resulted in the restatement of our interim consolidated financial statements for the first three quarters of 2005 and audit adjustments to our 2005 annual consolidated financial statements to correct errors related to the recording of directors fees, discount ticket revenue, capitalized interest, deferred taxes and compensation expense primarily affecting accounts payable, general and administrative expense, admissions revenue, deferred income, interest expense, property, plant and equipment, accrued expenses and paid-in capital. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts and disclosures which would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

Our procedures did not provide for effective control over the recording and processing of journal entries in our financial reporting process. During the course of our year-end closing process, we identified several material adjustments that required posting in our 2005 financial statements. In addition, it was noted that a substantial number of adjustments required out-of-period adjustments to the first three quarters of 2005. Also, PricewaterhouseCoopers LLP identified additional material adjustments that required posting in the fourth quarter of 2005 as well as a determination that a number of these identified audit differences related to periods other than the fourth quarter of 2005. The effects of the adjustments recorded in the quarter ended March 31, 2005 are more fully described in Note 1 of our consolidated financials statements included in our Form 10-Q for the quarter ended March 31, 2006, which was filed on August 21, 2006. The effects of the adjustments recorded in the quarter ended June 30, 2005 are more fully described in Note 1 of our consolidated financials statements included in our Form 10-Q/A Amendment No. 2 for the quarter ended June 30, 2005, which was

Securities and Exchange Commission
Division of Corporation Finance
September 27, 2006

filed on August 4, 2006. The effects of the adjustments recorded in the quarter ended September 30, 2005 are more fully described in Note 1 of our consolidated financials statements included in our Form 10-Q/A Amendment No. 1 for the quarter ended September 30, 2005, which was filed on August 4, 2006. In order to describe the effect of the adjustments on the 2005 consolidated financial statements, exclusive of lease entries as discussed below, we have provided a schedule of adjustments and related effects to assets, liabilities and pre-tax income (loss) on Exhibit III to this letter, which we are submitting supplementally to the Staff.

In order to remediate this material weakness, we have taken the following steps:
•	Implemented an additional level of review to our final closing procedures which requires approval of all journal entries by our Controller;

•	Hired new personnel in the accounting and finance areas, including a new Chief Financial Officer and a new Assistant Controller;

•	Engaged an outside consulting firm, other than our independent registered public accounting firm, to assist management in its analysis and preparation of our financial statements; and

•	Engaged an additional outside consulting firm, other than our independent registered public accounting firm, to assist management in the performance of detailed, accurate and timely account analyses and reconciliations that will ensure that all account balances are accurately and properly supported and timely prepared.
During the first and second quarters of 2006, we concluded that we had made progress toward fully addressing this material weakness, but had not yet completed our goal of full remediation. We will continue to monitor and review steps taken and progress made for the rest of 2006 as we continue with our efforts to remediate this material weakness.

3.	We did not maintain effective controls over the accounting for leases. Specifically, our controls over our selection, application and monitoring of our accounting policies related to the effect of lessee involvement in asset construction, lease modifications, amortization of leasehold improvements, and deferred rent were not effective to ensure the accurate accounting for leases entered into. This control deficiency resulted in the restatement of our 2004 and 2003 annual consolidated financial statements and our interim consolidated financial statements for the first three quarters of 2005 and all 2004 quarters and audit adjustments to the 2005 consolidated financial statements to correct errors related to lease accounting primarily affecting property, plant and equipment, financing obligations, deferred rent, rent expense, interest expense and depreciation expense. Additionally, this control deficiency could result in a

Securities and Exchange Commission
Division of Corporation Finance
September 27, 2006

misstatement of the aforementioned accounts and disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

Our procedures did not provide for effective control over our selection, application and monitoring of our accounting policies related to lease accounting. As described above, this resulted in the restatement of our 2003 and 2004 consolidated financial statements included in our 2005 Annual Report on Form 10-K as well as all quarters for 2004 and the first three quarter of 2005. The effects of the lease adjustments recorded in the quarter ended March 31, 2005 are more fully described in Note 1 of our consolidated financials statements included in our Form 10-Q for the quarter ended March 31, 2006, which was filed on August 21, 2006. The effects of the lease adjustments recorded in the quarter ended June 30, 2005 are more fully described in Note 1 of our consolidated financials statements included in our Form 10-Q/A Amendment No. 2 for the quarter ended June 30, 2005, which was filed on August 4, 2006. The effects of the lease adjustments recorded in the quarter ended September 30, 2005 are more fully described in Note 1 of our consolidated financials statements included in our Form 10-Q/A Amendment No. 1 for the quarter ended September 30, 2005, which was filed on August 4, 2006. In order to describe the effect of the lease adjustments on the 2005 consolidated financial statements, we have provided a schedule of adjustments and related effects to assets, liabilities and pre-tax income (loss) on Exhibit III to this letter, which we are submitting supplementally to the Staff.

In order to remediate this material weakness, we have taken or will take the following steps:
•	Revised our processes, procedures and documentation standards relating to accounting for lease transactions;

•	Engaged an outside consulting firm, other than our independent registered public accounting firm, to assist management in its analysis of lease transactions and related reporting of such transactions;

•	We will require continuing education during 2006 for our accounting and finance staff to ensure compliance with current and emerging financial reporting and compliance practices for lease transactions; and

•	Engaged an additional outside consulting firm, other than our independent registered public accounting firm, to assist management in the performance of detailed, accurate and timely account analyses and reconciliations that will ensure that all account balances are accurately and properly supported and timely prepared.

Securities and Exchange Commission
Division of Corporation Finance
September 27, 2006

During the first and second quarters of 2006, we concluded that we had made progress toward fully addressing this material weakness, but had not yet completed our goal of full remediation. We will continue to monitor and review steps taken and progress made for the rest of 2006 as we continue with our efforts to remediate this material weakness.

4.	We did not maintain effective controls over the completeness and accuracy of income taxes. Specifically, we did not maintain effective controls over the preparation and review of income taxes payable, deferred income tax assets and liabilities and the related income tax provision. This control deficiency resulted in the restatement of our 2004 and 2003 annual consolidated financial statements and our interim consolidated financial statements for the first two quarters of 2005 and all 2004 quarters and review or audit adjustments to the third and fourth quarters of 2005. This control deficiency could result in a misstatement of income taxes payable, deferred income tax assets and liabilities and the related income tax provision that would result in a material misstatement of the Company’s annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

Our procedures did not provide for effective control over the completeness and accuracy of income taxes, as more fully described above. This material weakness resulted in the restatement of our 2003 and 2004 consolidated financial statements included in our 2004 Annual Report filed on Form 10-K/A Amendment No. 2 and our consolidated financial statements for the first two quarters of 2005 as well as adjustments to our consolidated financial statements for the quarter ended September 30, 2005. The effects of the adjustments recorded in the quarter ended March 31, 2005 are more fully described in Note 15 of our consolidated financials statements included in our Form 10-Q/A Amendment No. 1 for the quarter ended March 31, 2005, which was filed on November 10, 2005. The effects of the adjustments recorded in the quarter ended June 30, 2005 are more fully described in Note 15 of our consolidated financials statements included in our Form 10-Q/A Amendment No. 1 for the quarter ended June 30, 2005, which was filed on November 10, 2005. A schedule which describes the identified differences and related effects for 2005 associated with this material weakness is provided on Exhibit III to this letter, which we are submitting supplementally to the Staff.

In order to remediate this material weakness, we have taken or will take the following steps:
•	Revised our processes, procedures and documentation standards relating to the income tax provision;

Securities and Exchange Commission
Division of Corporation Finance
September 27, 2006

•	Enhanced the levels of review in and accelerated the timing of the preparation of the quarterly and annual income tax provision;

•	Engaged an outside consulting firm, other than our independent registered public accounting firm, to assist management in its preparation of the income tax provision and related tax payable and deferred tax accounts; and

•	Require continuing education during 2006 for our tax manager and staff to ensure compliance with current and emerging tax reporting and compliance practices.
     In addition, pursuant to the Staff’s Letter, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiation by the Commission or any person under the federal securities laws of the United States.
     Please feel free to call the undersigned at (706) 576-3415 with any questions concerning our response to the Staff’s comments.

Very truly yours,
/s/ Richard B. Hare
Richard B. Hare
Senior Vice President - Finance, Treasurer and Chief Financial Officer

cc:	Mr. Lee Champion, Carmike Cinemas, Inc. Mr. Alan J. Prince, King & Spalding LLP

Exhibit I
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Confidential Treatment Requested by Carmike Cinemas, Inc.

Exhibit II
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Carmike Cinemas, Inc:
We have completed integrated audits of Carmike Cinemas, Inc.’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements and financial statement schedule
In our opinion, the consolidated financial statements listed in the index appearing under item 15 (a) (1) present fairly, in all material respects, the financial position of Carmike Cinemas, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1 to the consolidated financial statements, the Company has restated its 2004 and 2003 consolidated financial statements. As described in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, as of December 31, 2005.
Internal control over financial reporting
Also, we have audited management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A, that Carmike Cinemas, Inc. did not maintain effective internal control over financial reporting as of December 31, 2005, because it did not (i) maintain a sufficient complement of personnel with appropriate skills, training and Company-specific experience in the selection, application and implementation of generally accepted accounting principles commensurate with the Company’s financial reporting requirements, (ii) maintain effective controls over the financial reporting process, (iii) maintain effective controls over the accounting for leases and (iv) maintain effective controls over the accounting for income taxes, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2005:
1.	The Company did not maintain a sufficient complement of personnel with appropriate skills, training and Company-specific experience in the selection, application and implementation of generally accepted accounting principles commensurate with the Company’s financial reporting requirements. This control deficiency contributed to the material weaknesses described below. Additionally, this control deficiency could result in a misstatement of the Company’s accounts and disclosures that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness and contributed to the following material weaknesses.

2.	The Company did not maintain effective controls over the financial reporting process. Specifically, effective controls were not designed and in place to ensure the completeness and accuracy of supporting schedules and underlying data for routine journal entries and journal entries recorded as part of the Company’s period-end closing and consolidation process related to all significant accounts and disclosures. This control deficiency resulted in the restatement of the Company’s interim consolidated financial statements for the quarters ended March 31, June 30, and September 30, 2005 and audit adjustments to the Company’s 2005 annual consolidated financial statements to correct errors related to the recording of directors fees, discount ticket revenue, capitalized interest, deferred tax assets and compensation expense primarily affecting accounts payable, general and administrative expense, admissions revenue, deferred income, interest expense, property, plant and equipment, accrued expenses and paid in capital. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts and disclosures which would result in a material misstatement to the Company’s annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

3.	The Company did not maintain effective controls over the accounting for leases. Specifically, the Company’s controls over its selection, application and monitoring of its accounting policies related to the effect of lessee involvement in asset construction, lease incentives, lease modifications, amortization of leasehold improvements, and deferred rent were not effective to ensure the accurate accounting for leases entered into. This control deficiency resulted in the restatement of the Company’s 2004 and 2003 annual consolidated financial statements and its interim consolidated financial statements for the first three quarters of 2005 and all 2004 quarters and audit adjustments to the 2005 consolidated financial statements to correct errors related to lease accounting primarily affecting property, plant and equipment, financing obligations, deferred rent, prepaid rent, rent expense, interest expense and depreciation expense.

Additionally, this control deficiency could result in a misstatement of the aforementioned accounts and disclosures that would result in a material misstatement to the Company’s annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

4.	The Company did not maintain effective controls over the completeness and accuracy of income taxes. Specifically, the Company did not maintain effective controls over the preparation and review of income taxes payable, deferred income tax assets and liabilities and the related income tax provision. This control deficiency resulted in the restatement of the Company’s 2004 and 2003 annual consolidated financial statements and the Company’s first two quarters of 2005 and all 2004 quarters and review or audit adjustments to the third and fourth quarters of 2005. This control deficiency could result in a misstatement of income taxes payable, deferred income tax assets and liabilities and the related income tax provision that would result in a material misstatement of the Company’s annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
In our opinion, management’s assessment that Carmike Cinemas, Inc. did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, Carmike Cinemas, Inc. has not maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the COSO.
PricewaterhouseCoopers LLP
Atlanta, Georgia
August 3, 2006

Exhibit III
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Confidential Treatment Requested by Carmike Cinemas, Inc.